

November 16, 2017

Bruce Cousins
Chief Financial Officer
Arbutus Biopharma Corporation
100-8900 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8

   Re: Arbutus Biopharma Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed November 2, 2017
     File No. 001-34949

Dear Mr. Cousins:

   We have reviewed your filing and have the following comment.

   Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that that you are requesting shareholder approval of the issuance of a material amount of senior securities. Please advise why you have not provided the information responsive to Item 13(a) of Schedule 14A. See Item 11(e) and instruction 1 to Item 13 of Schedule 14A.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Daniel M. Miller